SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Great Wolf Resorts, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

391523107

(CUSIP Number)

Hovde Capital Advisors LLC
1826 Jefferson Place, N.W.
Washington, D.C. 20036
Attn: Richard J. Perry, Jr., Esq.

(202) 822-8117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 391523107

1.     Names of reporting persons:      Eric D. Hovde

2.     Check the appropriate box if a member of a group (see instructions): (a) [X], (b) [ ]

3.    SEC Use Only:

4.    Source of funds (see instructions):     AF/PF

5.     Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or place of organization: Citizenship - United States of America

Number of shares beneficially owned by each reporting person with:

7.     Sole voting power: 63,990 Shares

 8.     Shared voting power: 1,937,772 Shares

9.     Sole dispositive power: 63,990 Shares

10.     Shared dispositive power: 1,937,772 Shares

11.     Aggregate amount beneficially owned by each reporting person: 2,001,762 Shares

12.     Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.     Percent of class represented by amount in row (11): 6.5%

 14.     Type of reporting person (see instructions): IN (Individual)

CUSIP No. 391523107

1.     Names of reporting persons:      Richard J. Perry, Jr.

2.     Check the appropriate box if a member of a group (see instructions): (a) [X], (b) [ ]

3.     SEC Use Only:

4.     Source of funds (see instructions):     AF

5.     Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or place of organization: Citizenship - United States of America

Number of shares beneficially owned by each reporting person with:

7.     Sole voting power: 0 Shares

8.     Shared voting power: 1,932,947 Shares

9.     Sole dispositive power: 0 Shares

10.     Shared dispositive power: 1,932,947 Shares

11.     Aggregate amount beneficially owned by each reporting person: 1,932,947 Shares

12.     Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.     Percent of class represented by amount in row (11): 6.2%

14.     Type of reporting person (see instructions): IN (Individual)

CUSIP No: 391523107

1.     Names of reporting persons:      Steven D. Hovde

2.     Check the appropriate box if a member of a group (see instructions): (a) [X], (b) [ ]

3.     SEC Use Only:

4.     Source of funds (see instructions):     AF / PF

5.     Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or place of organization: Citizenship - United States of America

Number of shares beneficially owned by each reporting person with:

7.     Sole voting power: 121,568 Shares

8.     Shared voting power: 28,140 Shares

9.     Sole dispositive power: 121,568 Shares

10.     Shared dispositive power: 28,140 Shares

11.     Aggregate amount beneficially owned by each reporting person: 149,708 Shares

12.     Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.     Percent of class represented by amount in row (11):  .5%

14.     Type of reporting person (see instructions): IN (Individual)

CUSIP No: 391523107

1.     Names of reporting persons:      Hovde Capital Advisors LLC

2.     Check the appropriate box if a member of a group (see instructions): (a) [X], (b) [ ]

3.     SEC Use Only:

4.     Source of funds (see instructions):     AF

5.     Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or place of organization: Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:

7.     Sole voting power: 0 Shares

8.     Shared voting power: 1,909,632 Shares

9.     Sole dispositive power: 0 Shares

10.     Shared dispositive power: 1,909,632 Shares

11.     Aggregate amount beneficially owned by each reporting person: 1,909,632 Shares

12.     Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.     Percent of class represented by amount in row (11):  6.2%

14.     Type of reporting person (see instructions): IA (Investment Advisor)

CUSIP No: 391523107

1.     Names of reporting persons:       Financial Institution Partners, L.P.

2.     Check the appropriate box if a member of a group (see instructions): (a) [X], (b) [ ]

3.     SEC Use Only:

4.     Source of funds (see instructions):     WC

5.     Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or place of organization: Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:

7.     Sole voting power: 0 Shares

8.     Shared voting power: 661,921 Shares

9.     Sole dispositive power: 0 Shares

10.     Shared dispositive power: 661,921 Shares

11.     Aggregate amount beneficially owned by each reporting person: 661,921 Shares

12.     Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.     Percent of class represented by amount in row (11):  2.1%

14.     Type of reporting person (see instructions): PN (Partnership)

CUSIP No: 391523107

1.     Names of reporting persons:       Financial Institution Partners, Ltd..

2.     Check the appropriate box if a member of a group (see instructions): (a) [X], (b) [ ]

3.     SEC Use Only:

4.     Source of funds (see instructions):     WC

5.     Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or place of organization: Place of Organization – Cayman Islands, BWI

Number of shares beneficially owned by each reporting person with:

7.     Sole voting power: 0 Shares

8.     Shared voting power: 842,572 Shares

9.     Sole dispositive power: 0 Shares

10.     Shared dispositive power: 842,572 Shares

11.     Aggregate amount beneficially owned by each reporting person: 842,572 Shares

12.     Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.     Percent of class represented by amount in row (11):  2.7%

14.     Type of reporting person (see instructions): CO (Corporation)

CUSIP No: 391523107

1.     Names of reporting persons:       Financial Institution Partner III, L.P.

2.     Check the appropriate box if a member of a group (see instructions): (a) [X], (b) [ ]

3.     SEC Use Only:

4.     Source of funds (see instructions):     WC

5.     Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or place of organization: Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:

7.     Sole voting power: 0 Shares

8.     Shared voting power: 285,446 Shares

9.     Sole dispositive power: 0 Shares

10.     Shared dispositive power: 285,446 Shares

11.     Aggregate amount beneficially owned by each reporting person: 285,446 Shares

12.     Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.     Percent of class represented by amount in row (11):  .9%

14.     Type of reporting person (see instructions): PN (Partnership)

CUSIP No: 391523107

1.     Names of reporting persons:       Financial Institution Partner IV, L.P.

2.     Check the appropriate box if a member of a group (see instructions): (a) [X], (b) [ ]

3.     SEC Use Only:

4.     Source of funds (see instructions):     WC

5.     Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or place of organization: Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:

7.     Sole voting power: 0 Shares

8.     Shared voting power: 61,282 Shares

9.     Sole dispositive power: 0 Shares

10.     Shared dispositive power: 61,282 Shares

11.     Aggregate amount beneficially owned by each reporting person: 61,282 Shares

12.     Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.     Percent of class represented by amount in row (11):  .2%

14.     Type of reporting person (see instructions): PN (Partnership)

FN 1. This Schedule 13D is being filed by the Reporting Persons (as defined below) with respect to 2,127,330 shares (the “Reported Shares”) of common stock of Great Wolf Resorts, Inc., par value $0.01 (the “Shares”), which constitutes approximately 6.86% of the issued and outstanding Shares. For purposes hereof, the term “Reporting Persons” means Eric D. Hovde, a citizen of the United States (“EDH”), Richard J. Perry, Jr., a citizen of the United States (“RJP”), Steven D. Hovde, a citizen of the United States (“SDH”), Hovde Capital Advisors LLC, a Delaware limited liability company (the “Investment Manager”), Financial Institution Partners, L.P., a Delaware limited partnership (“FIP LP”), Financial Institution Partners, Ltd., a Cayman Islands exempted company (“FIP LTD”), Financial Institution Partners III, L.P., a Delaware limited partnership (“FIP III”), and Financial Institution Partners IV, L.P., a Delaware limited partnership (“FIP IV”). EDH and RJP are the managing members of the Investment Manager, each of the General Partners of FIP LP, FIP III, and FIP IV, and the Management Company of FIP LTD. The Investment Manager provides investment management services to FIP LP, FIP LTD, FIP III and FIP IV. In addition, EDH, SDH, and RJP are trustees of the Eric D. and Steven D. Hovde Foundation, an irrevocable trust (the “Foundation”), and EDH and SDH are trustees of the Hovde Financial, Inc. Profit Sharing Plan and Trust, an employee benefits plan (the “Plan”). Further, RJP is the trustee of each of the Britta Ann Hovde Trust, an irrevocable trust (“BAHT”), and the Carlin Christine Tucker Trust, an irrevocable trust (“CCTT”). Except for 58,411, Shares which are directly beneficially owned by a separate account managed by the Investment Manager (the “SMA”), the direct beneficial owners of the Reported Shares are as follows:

EDH: 63,990 Shares;
SDH: 121,568 Shares;
FIP LP: 661,921 Shares;
FIP LTD: 842,572 Shares;
FIP III: 285,446 Shares;
FIP IV: 61,282 Shares;
The Foundation: 19,315 Shares;
The Plan: 8,825 Shares;
BAHT: 2,000 Shares; and
CCTT: 2,000 Shares.

In addition to the foregoing, due to the positions described above, the following Reporting Persons may be deemed to have beneficial ownership over the Reported Shares as follows: As managing members of the Investment Manager, which provides investment management services to FIP LP, FIP LTD, FIP III, FIP IV and the SMA, EDH and RJP may be deemed to have beneficial ownership over those Shares directly owned by FIP LP, FIP LTD, FIP III, FIP IV, and the SMA. As trustees of the Plan, EDH and SDH may be deemed to have beneficial ownership over those Reported Shares directly owned by the Plan. As trustees of the Foundation, EDH, SDH and RJP may be deemed to have beneficial ownership over those Reported Shares directly owned by the Foundation. As trustee of BAHT and CCTT, RJP may be deemed to have beneficial ownership over those Reported Shares directly owned by BAHT and CCTT.

Further, due to the positions described above, certain of the Reporting Persons disclaim, and have not reported in Item 12 of the cover pages of this Schedule 13D, beneficial ownership over certain of the Reported Shares as follows: FIP LP disclaims beneficial ownership over all of the Reported Shares, except 661,921 of such Reported Shares, which it owns directly; FIP LTD disclaims beneficial ownership over all of the Reported Shares, except 842,572 of such Reported Shares, which it owns directly; FIP III disclaims beneficial ownership over all of the Reported Shares, except 285,446 of such Reported Shares, which it owns directly; FIP IV disclaims beneficial ownership over all of the Reported Shares, except 61,282 of such Reported Shares, which it owns directly; SDH disclaims beneficial ownership over all of the Reported Shares, except 121,568 of such Reporting Shares which he owns directly and 28,140 of such Reported Shares, which are directly owned by the Foundation and the Plan; HCA disclaims beneficial ownership over all of the Reported Shares, except 1,909,632 of such Reported Shares, which are owned directly by FIP LP, FIP LTD, FIP III, FIP IV, and the SMA; RJP disclaims beneficial ownership over 162,486 Reported Shares, 72,815 which are directly owned by EDH and the Plan and 121,568 which are directly owned by SDH; and EDH disclaims beneficial ownership over 125,568 Reported Shares, 4,000 which are directly owned by BAHT and CCTT and 121,568 which are directly owned by SDH .

Introduction

This statement amends, by restating Items 3, 4, 5, and 7, the Schedule 13D filed by Eric D. Hovde on October 9, 2007, which was subsequently amended on January 22, 2008, February 4, 2008, March 13, 2008 and November 3, 2008 (as amended, the “Schedule 13D”), with respect to shares of common stock of Great Wolf Resorts, Inc. (the “Issuer”), par value $0.01 per share (the “Shares”). This Schedule 13D is being amended and restated to, among other things, report the joint resignation of Steven D. Hovde and Richard T. Murray as members of the Board of Directors of the Company, and to reflect changes in the number of Shares beneficially owned by the Reporting Persons. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

With respect to the 2,127,330 Shares referred to in this Schedule 13D, which may be deemed to be beneficially owned by the Reporting Persons (the “Reported Shares”), the Direct Owners directly beneficially own the Reported Shares and used that amount of working capital, or if individuals, personal funds, to acquire the Reported Shares as set forth below. For purposes hereof, the term “Direct Owners” shall mean the Funds, the Foundation, the Plan, BAHT, CCTT, EDH,SDH, and a separate account managed by the Investment Manager (the “SMA”).

EDH: 63,990 Shares; $1,033,439
SDH: 121,568 Shares; $1,524,407
The Foundation: 19,315 Shares; $202,614
The Plan: 8,825 Shares; $92,574
The SMA: 58,411 Shares; $455,022
FIP LP: 661,921 Shares; $6,599,352
FIP LTD: 842,572 Shares; $5,181,818
FIP III: 285,446 Shares; $3,117,070
FIP IV: 61,282 Shares; $689,423
BAHT: 2,000 Shares; and $19,560
CCTT: 2,000 Shares; $19,560

None of the Direct Owners used borrowed funds to acquire the Reported Shares.

Item 4. Purpose of Transaction

On April 23, 2009, Steven D. Hovde and Richard T. Murray resigned from their positions as members of the Issuer’s Board of Directors (the “Board”). The reasons for the resignation were set forth in a joint resignation letter sent to the Board (the “Joint Resignation Letter”). Messrs Hovde and Murray subsequently resubmitted the Joint Resignation to the Board to correct a factual error. A copy of the letter follows:

* * * *

Joint Resignation Letter of Messrs. Hovde and Murray

[Hovde Capital Advisors LLC – Letterhead]

April 23, 2009

Via Federal Express & Facsimile

Mr. Joseph V. Vittoria
Chairman of the Board
Great Wolf Resorts, Inc.
1616 South Ocean Boulevard
Palm Beach, FL 33480

Dear Joe:

We are deeply disappointed to have to write this letter, but feel we cannot in good conscience remain silent at this time. While we continue to believe in the business model and high quality assets of Great Wolf, we also believe that the entrenched Board of Directors have failed Great Wolf’s stockholders. In particular, we believe they have failed to formulate a winning business strategy for creating long-term stockholder value and, in our view, have not been receptive to constructive outside, investor advice that we believe could significantly improve Great Wolf’s performance for the benefit of all of its stockholders.

As you know, representatives of Hovde Capital Advisors and its affiliates (“Hovde”) were nominated and elected to the Board approximately 10 months ago in exchange for Hovde withdrawing their director nominations and related proxy materials. Hovde’s decision to nominate their own director candidates (Eric D. Hovde (who was later replaced by Steven D. Hovde) and Richard T. Murray III) was driven by Hovde’s concerns that Great Wolf’s management team and Board of Directors were pursuing an aggressive and flawed growth-based business strategy, despite a worsening economic climate and severe dislocations in the credit markets. Hovde also felt the interests of Great Wolf’s stockholders were not adequately represented by the incumbents and insiders then serving on the Board. Hovde believed the best way to restore investor confidence was by electing stockholder representatives to the Board who were committed to objectively evaluating Great Wolf’s business strategy, promoting a culture of management accountability, and exploring all opportunities to maximize stockholder value. When we joined the Board, we hoped and believed that the incumbent Directors and management would listen to our investor-driven message with open minds.

Regrettably, such was not the case. Our efforts to attempt to salvage value for stockholders were largely ignored by management and the Board. We encouraged management and the Board to form a strategic planning committee and to pursue all options for a potential sale after we were contacted by several third parties who had an interest in acquiring or partnering with the company. Unfortunately, there was no follow-up to establish such a committee. When we suggested the company explore repurchasing certain of its fixed income issues in the marketplace at a significant discount – there was no follow-up. When we proposed a capital raising transaction whereby we would invest equity capital in order for the company to fund these repurchases, the Board responded by drafting shareholder-hostile policies directed toward preventing us from investing in the company. Instead, despite numerous warnings from us about the state of the US economy and pleas for decisive action, management and the other members of the Board remained fixated on growth by securing new development sites and planning for international expansion and expended considerable company resources in the process. In our view, that business model is irresponsible, given that Great Wolf has minimal capital to support expansion and, we believe, is unlikely to obtain external financing. This growth-obsessed mentality was hard for us to comprehend, especially for a company whose share price has traded below its public offering price for its entire existence as a public company, and much of that time below its book value.

We also believe that Great Wolf’s executive and Board compensation levels are inappropriately high and not properly linked to performance. In particular, executive and Board compensation levels increased last year yet Great Wolf’s stock price declined by approximately 84% during the twelve-month period ending December 31, 2008. With, in our view, no discernable improvements in long-term stockholder value and no strategic alternatives pursued, the disconnect between pay and performance and what we consider to be misplaced priorities is clearly illustrated by the fact that Randy Churchey, a member of the Board who served as Great Wolf’s interim Chief Executive Officer for approximately eight months, was awarded compensation of nearly $1 million dollars by this struggling company during his short term in office as part of an eleventh hour deal made by the Board just before the Hovde nominees were elected to the Board. At the same time, the Board entered into a settlement agreement that provided for an $825,000 severance payment to the former CEO, John Emery. Since these actions in May, 2008, little has changed in what we believe is a misguided approach to corporate governance by this entrenched, clubby Board.

We have recently been advised that we are not being nominated for re-election at the 2009 Annual Meeting of Stockholders as a result of the decision of the Nominating and Corporate Governance Committee to reduce the size of the Board of Directors to six members in order to reduce expenses. We found this action strange in light of the fact that the Compensation Committee had recently voted (with only Richard Murray opposing) to increase the compensation paid to Board members for the upcoming year. While we believe that expense reductions are entirely appropriate, these reductions should not be achieved at the expense of depriving the Board and Great Wolf’s stockholders of the benefit of constructive input and advice as well as differing viewpoints. As an alternative to the Committee’s recommendation, we made a motion at the most recent meeting of the Board to reject the recommendation of the Compensation Committee to increase the compensation paid to Board members, to retain a nine-person Board but to reduce by one-half the compensation paid to all members of the Board. In response to our motion, the Chairman abruptly adjourned the meeting in order to confer with outside legal counsel as to whether the Board had to consider our motion.

When the Board meeting was later reconvened, our motion was voted down by a vote of 5 to 2 (with Messrs. Rensi and Knetter not in attendance), with only the two of us voting in favor. We were also advised that our motion to reject the recommendation to increase the compensation for Board members was unnecessary as the Compensation Committee had earlier rescinded the recommendation. If this rescission actually occurred, it occurred without notice to or the participation of Richard Murray, a member of the Compensation Committee, in any such meeting. Based upon these events, we can only surmise that the reduction in the size of the Board and decision to not nominate us for re-election at the upcoming Annual Meeting is because of the views we expressed while serving on the Board. Or, perhaps it is because of our criticisms of executive and director compensation, or perhaps because of our view that a strategy founded on growth alone is flawed and inappropriate. Worse yet, perhaps it was because we continually asked for more information to be shared with the entire Board rather than being discussed only by a small group of directors on a particular committee or simply screened by you, as Chairman, as to whether a particular topic will even be brought to the entire Board’s attention. To say the least, we are astounded at the lack of good corporate governance practices. In any event, we believe that these actions demonstrate that the current management team and other members on the Board are an insular and isolated club whose members have failed to adequately consider outside, investor perspectives or to work constructively with us to improve the company for the benefit of all Great Wolf stockholders.

So, we are faced with a choice. We can quietly finish out our terms of office, despite our firm belief that the biggest impediment to Great Wolf’s future success is not the challenging economy, but rather a misguided business strategy, misplaced goals and priorities, and ineffective financial management. Or, we can express our concerns and frustrations in the hope that management and the other members of the Board will awake to the challenges confronting Great Wolf and a renewed commitment that they serve the best interests of all of Great Wolf’s stockholders. As a stockholder, we intend to hold management and the Board accountable for their actions and any failure to properly fulfill their fiduciary responsibilities and adequately safeguard the interests of all stockholders of Great Wolf.

Therefore, with a sense of frustration and profound regret for what we consider a missed opportunity to improve Great Wolf for the benefit of all stockholders, we hereby formally tender our resignations from the Board of Directors effective immediately.

Sincerely,

/s/ Steven D. Hovde

Steven D. Hovde

/s/ Richard T. Murray
Richard T. Murray III

* * * *

Item 5. Interest in Securities of the Issuer.

(a)     The Reporting Persons may be deemed to beneficially own 2,127,330 Shares, which represents 6.86% of the issued and outstanding Shares, assuming there are 31,005,945 Shares issued and outstanding as of the date hereof, which amount was reported in the Issuer’s Form 10-K for the fiscal period ended December 31, 2008. Due to the positions described above, the Reporting Persons may be deemed to beneficially own, and may share or have sole power to vote, direct the vote, dispose of, or direct the disposition of, certain of the Reported Shares as follows:

Reporting Person	Shares Beneficially Owned	Percent of Outstanding	Sole Power	Shared Power
EDH	2,001,762 Shares	6.5	63,990 Shares	1,937,772 Shares
SDH	149,708 Shares	.5	121,568 Shares	28,140 Shares
RJP	1,932,947 Shares	6.2	-	1,932,947 Shares
Investment Manager	1,909,632 Shares	6.2	-	1,909,632 Shares
FIP LP	661,921 Shares	2.1	-	661,921 Shares
FIP LTD	842,572 Shares	2.7	-	842,572 Shares
FIP III	285,446 Shares	.9	-	285,446 Shares
FIP IV	61,282 Shares	.2	-	61,282 Shares

(b)     See Item 5(a) above.

(c)     Within the last sixty days, one crossing transaction involving the Shares was effected among the Investment Manager’s clients in order to rebalance such clients’ portfolios as a result of capital flows from contributions and withdrawals made by such clients’ investors. Specifically, on April 9, 2009, FIP LP and FIP LTD bought 15,520 and 80,680 Shares, respectively, and SMA, FIP IV, and FIP III sold 69,740, 2,300, and 24,160 Shares, respectively. Such transaction was effected at a price of $2.57 per Share. The number of Shares beneficially owned by the Investment Manager did not change as a result of these transactions.

(d)     No persons (other than the Direct Owners) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reported Shares.

(e)     Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement, dated April 27, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2009	ERIC D. HOVDE

Signed: /s/ Eric D. Hovde

RICHARD J. PERRY, JR.

Signed: /s/ Richard J. Perry, Jr.

STEVEN D. HOVDE

Signed: /s/ Steven D. Hovde

HOVDE CAPITAL ADVISORS LLC

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, L.P.

By: Hovde Capital I, LLC
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, LTD.

Signed: /s/ Eric D. Hovde
Title: Director

FINANCIAL INSTITUTION PARTNERS III, L.P.

By: Hovde Capital, Ltd.
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS IV, L.P.

By: Hovde Capital Limited IV LLC
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of April 27, 2009, is by and among Eric D. Hovde, a citizen of the United States; Richard J. Perry, Jr., a citizen of the United States; Steven D. Hovde, a citizen of the United States; Hovde Capital Advisors LLC, a Delaware limited liability company; Financial Institution Partners, L.P., a Delaware limited partnership; Financial Institution Partners, Ltd, a Cayman Islands exempted company; Financial Institution Partners III, L.P., a Delaware limited partnership; and Financial Institution Partners IV, L.P., a Delaware limited partnership (the foregoing are collectively referred to herein as the “Hovde Filers”).

Each of the Hovde Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of common stock, $0.01 par value per share, of Great Wolf Resorts, Inc. beneficially owned by them from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Hovde Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Hovde Filers upon two business days’ prior written notice (or such lesser period of notice as the Hovde Filers may mutually agree) to the other parties hereto.

Executed and delivered as of the date first above written.

ERIC D. HOVDE

Signed: /s/ Eric D. Hovde

RICHARD J. PERRY, JR.

Signed: /s/ Richard J. Perry, Jr.

STEVEN D. HOVDE

Signed: /s/ Steven D. Hovde

HOVDE CAPITAL ADVISORS LLC

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, L.P.

By: Hovde Capital I, LLC
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, LTD.

Signed: /s/ Eric D. Hovde
Title: Director

FINANCIAL INSTITUTION PARTNERS III, L.P.

By: Hovde Capital, Ltd.
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS IV, L.P.

By: Hovde Capital Limited IV LLC
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member